

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 4628

September 19, 2017

Via E-mail
Mr. Daniel Buron
Chief Financial Officer
Domtar Corporation
234 Kingsley Park Drive
Fort Mill, South Carolina 29715

>   **Re: Domtar Corporation**
>   **Form 10-K for the Fiscal Year ended December 31, 2016**
>   **Filed February 24, 2017**
>   **File No. 1-33164**

Dear Mr. Buron:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Karl Hiller
>
>   Karl Hiller
>   Branch Chief
>   Office of Natural Resources